Exhibit 12.1

NorthWestern Corporation
Computation of Ratio of Consolidated Earning to Consolidated Fixed Charges

	Year ended December 31,
	2015	2014	2013	2012	2011
		(in thousands, except ratios)
Earnings
Income before income taxes	$181,246	$110,414	$108,284	$116,495	$102,621
Add: Fixed changes as below	97,806	82,793	74,280	68,878	68,852
Total	$279,052	$193,207	$182,564	$185,373	$171,473

Fixed Charges:
Interest charges	$92,153	$77,802	$70,486	$65,062	$66,859
Interest on rent expense	779	731	672	732	746
Capitalized interest and allowance for funds used during construction	4,874	4,260	3,122	3,084	1,247
Total	$97,806	$82,793	$74,280	$68,878	$68,852

Ratio of earnings to fixed charges	2.9	2.3	2.5	2.7	2.5